P&E MINING CONSULTANTS INC.
Geologists and Mining Engineers

Brampton
201 County Court Blvd., Suite 401
Brampton, Ontario, L6W 4L2
Ph: 905-595-0575 Fax: 905-595-0578

Vancouver
800 West Pender Street, Suite 410
Vancouver, British Columbia, V6C 2V6
Ph: 647-868-8526

www.peconsulting.ca

CONSENT of AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Quebec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
The Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities (Newfoundland & Labrador)
U.S. Securities and Exchange Commission

Dears Sirs/Mesdames:

Reference is made to the Technical Report titled *"NI 43-101 Technical Report Preliminary Economic Assessment for the El Compas Project, Zacatecas State, Mexico"* effective March 27, 2017 and dated the May 11, 2017 (the "Technical Report") prepared for Endeavour Silver Corp. (the "Company").

I consent to any extracts from or a summary of the Technical Report contained in, or incorporated by reference in, the Annual Information Form dated February 22, 2018, the Company's Short Form Base Shelf Prospectus dated May 3, 2016 and the Prospectus Supplement dated May 5, 2016 thereto, the Annual Report of the Company on Form 40-F dated February 22, 2018 and the Registration Statement on Form F-10 (File No. 333-210911) of the Company (collectively, the "Disclosure Documents").

The undersigned hereby consents to:

(a) being named directly or indirectly in the Disclosure Documents; and

(b) the use of the Technical Report and to extracts from or a summary of the Technical Report in the Disclosure Documents or incorporated by reference therein.

The undersigned hereby confirms that:

(i) the undersigned has read the Disclosure Documents, including the extracts from or a summary of the Technical Report in the Disclosure Documents or incorporated by reference therein; and
(ii) the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Disclosure Documents or incorporated by reference therein that is derived from the Technical Report or that is within the undersigned's knowledge as a result of the services performed by the undersigned in connection with the Technical Report.

Dated this 22nd day of February, 2018

James Pearson, P.Eng.
Sr. Associate Mine Engineer

P&E MINING CONSULTANTS INC.
Geologists and Mining Engineers

Brampton
201 County Court Blvd., Suite 401
Brampton, Ontario, L6W 4L2
Ph: 905-595-0575 Fax: 905-595-0578

Vancouver
800 West Pender Street, Suite 410
Vancouver, British Columbia, V6C 2V6
Ph: 647-868-8526

www.peconsulting.ca

CONSENT of AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Quebec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
The Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities (Newfoundland & Labrador)
U.S. Securities and Exchange Commission

Dears Sirs/Mesdames:

Reference is made to the Technical Report titled "*NI 43-101 Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico*" effective April 3, 2017 and dated the May 18, 2017 (the "Technical Report") prepared for Endeavour Silver Corp. (the "Company").

I consent to any extracts from or a summary of the Technical Report contained in, or incorporated by reference in, the Annual Information Form dated February 22, 2018, the Company's Short Form Base Shelf Prospectus dated May 3, 2016 and the Prospectus Supplement dated May 5, 2016 thereto, the Annual Report of the Company on Form 40-F dated February 22, 2018 and the Registration Statement on Form F-10 (File No. 333-210911) of the Company (collectively, the "Disclosure Documents").

The undersigned hereby consents to:

(a) being named directly or indirectly in the Disclosure Documents; and

(b) the use of the Technical Report and to extracts from or a summary of the Technical Report in the Disclosure Documents or incorporated by reference therein.

The undersigned hereby confirms that:

(i) the undersigned has read the Disclosure Documents, including the extracts from or a summary of the Technical Report in the Disclosure Documents or incorporated by reference therein; and
(ii) the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Disclosure Documents or incorporated by reference therein that is derived from the Technical Report or that is within the undersigned's knowledge as a result of the services performed by the undersigned in connection with the Technical Report.

Dated this 22nd day of February, 2018

____

James Pearson, P.Eng.
Sr. Associate Mine Engineer